AMENDING AGREEMENT NO. 1

MEMORANDUM OF AGREEMENT made as of June 17, 2016

B E T W E E N:

HUDBAY PERÚ S.A.C.,
as Borrower,

- and -

CERTAIN OF ITS AFFILIATES,
as Guarantors, Material
Subsidiaries, Restricted Subsidiaries and/or Obligors,

- and -

THE BANK OF NOVA SCOTIA,
as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME
PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrower, certain of its Affiliates, the Agent and certain financial institutions as lenders entered into an amended and restated credit agreement dated as of March 30, 2016 (as amended, modified, supplemented or replaced to the date hereof, the "Credit Agreement");

AND WHEREAS the parties hereto wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.	Interpretation

(a)                  All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b)                  Sections 1.2, 1.3, 1.4 and 13.2 of the Credit Agreement are incorporated herein by reference.

(c)                  Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)                  Section headings are for convenience only.

2.	Effective Date

The amendments set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 5 have been satisfied.

3.	Amendments to the Credit Agreement

(a)                  Schedule A of the Credit Agreement is amended by deleting such Schedule in its entirety and replacing it with Schedule A hereto.

(b)                  Section 5 of Schedule B of the Credit Agreement is amended by deleting the reference to "US$200,000,000".

4.	Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)

the representations and warranties set forth in the Loan Documents and given by it are true and correct in all material respects on and as of the date hereof (except to the extent such representations and warranties relate to a specific date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such date); and

(b)	no Default or Event of Default has occurred and is continuing nor shall any Default or Event of Default result from the execution, delivery or performance of this Agreement.

5.	Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction or waiver of the following conditions, each to the satisfaction of the Lenders:

(a)	this Agreement shall be executed and delivered by the parties hereto;

(b)	the representations and warranties set forth in Section 4 of this Agreement shall be true and correct;

(c)	no Default or Event of Default shall have occurred and be continuing; and

(d)	the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5 are inserted for the sole benefit of the Lenders and may be waived, in whole or in part by the Lenders, with or without terms or conditions.

6.	Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a)

remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b)	is enforceable against it by the Agent in accordance with its terms.

7.	Miscellaneous

(a)                  The parties hereto agree that this Agreement shall be a Loan Document.

(b)                  With the exception of the foregoing amendments, the Credit Agreement shall continue in full force and effect, unamended.

(c)                  This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)                  This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)                  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)                  The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)                  Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

HUDBAY PERU S.A.C.

By:	“Eric Caba”

Name:	Eric Caba
Title:	General Manager

HUDBAY MINERALS INC.

By:	“Jon Douglas”

Name:	Jon Douglas
Title:	Vice President and Treasurer

HUDSON BAY MINING AND SMELTING
CO., LIMITED

By:	“Jon Douglas”

Name:	Jon Douglas
Title:	Vice President and Treasurer

Signature Page to Amending Agreement No. 1 (Peru)

HUDBAY MARKETING & SALES INC.

By:	“Jon Douglas”

Name:	Jon Douglas
Title:	Vice President and Treasurer

HUDSON BAY EXPLORATION AND
DEVELOPMENT COMPANY LIMITED

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

HUDBAY PERU INC.

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

HUDBAY (BVI) INC.

By:	“Eric Caba”

Name:	Eric Caba
Title:	President

Signature Page to Amending Agreement No. 1 (Peru)

6502873 CANADA INC.

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

8988277 CANADA INC.

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

HUDBAY ARIZONA CORPORATION

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

COBRE VERDE DE MEXICO, S.A. DE
C.V.

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	President

Signature Page to Amending Agreement No. 1 (Peru)

HUDBAY ARIZONA (CANADA)
CORPORATION

By:	“Patrick Donnelly”

Name:	Patrick Donnelly
Title:	Vice President and General Counsel

HUDBAY ARIZONA (BARBADOS) SRL

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Vice President, Arizona Business Unit

HUDBAY ARIZONA (US) CORPORATION

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

HUDBAY ARIZONA (US) HOLDING
CORPORATION

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

Signature Page to Amending Agreement No. 1 (Peru)

COBRE VERDE DEVELOPMENT
CORPORATION

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

ROSEMONT COPPER COMPANY

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

SAN RITA PROPERTIES, LLC, an
Arizona Limited Liability Company by
ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

Signature Page to Amending Agreement No. 1 (Peru)

SAN RITA SOUTH, LLC, an Arizona
Limited Liability Company by
ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

By	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

DAWSON PROPERTIES, LLC, an Arizona
Limited Liability Company by
ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

WILMOT JUNCTION, LLC, an Arizona
Limited Liability Company by
ROSEMONT COPPER COMPANY, an
Arizona Corporation, Member

By:	“Patrick Merrin”

Name:	Patrick Merrin
Title:	Director and Vice President, Arizona
Business Unit

Signature Page to Amending Agreement No. 1 (Peru)

Administrative Agent
THE BANK OF NOVA SCOTIA, as
Administrative Agent

By:	“Clement Yu”

Name:	Clement Yu
Title:	Director

By:	“Ryan Moonilal”

Name:	Ryan Moonilal
Title:	Analyst

The Lenders
CANADIAN IMPERIAL BANK OF
COMMERCE, as Lender

By:	“Peter Rawlins”

Name:	Peter Rawlins
Title:	Executive Director

By:	“Jens Paterson”

Name:	Jens Paterson
Title:	Executive Director

Signature Page to Amending Agreement No. 1 (Peru)

THE BANK OF NOVA SCOTIA, as Lender

By:	“Michael Eddy”
Name:	Michael Eddy
Title:	Managing Director

By:	“Stephen MacNeil”
Name:	Stephen MacNeil
Title:	Associate Director

ING CAPITAL LLC

By:	“Remko van de Water”
Name:	Remko van de Water
Title:	Managing Director

By:	“Peter van Bemmelen”
Name:	Peter van Bemmelen
Title:	Vice President

BANK OF MONTREAL

By:	“Robert Wright”
Name:	Robert H. Wright
Title:	Director

Signature Page to Amending Agreement No. 1 (Peru)

ROYAL BANK OF CANADA

By:	“Stam Fountoulakis”
Name:	Stam Fountoulakis
Title:	Authorized Signatory

THE TORONTO-DOMINION BANK

By:	“Liza Straker”
Name:	Liza Straker
Title:	Director

By:	“Matthew Hendel”
Name:	Matthew Hendel
Title:	Managing Director

NATIONAL BANK OF CANADA

By	“ Allan Fordyce”
Name:	Allan Fordyce
Title:	Managing Director

By:	“David Torrey”
Name:	David Torrey
Title:	Managing Director

Signature Page to Amending Agreement No. 1 (Peru)

Schedule A

LENDERS' APPLICABLE PERCENTAGES

The Bank of Nova Scotia	18.87% (original Commitment $37,735,849.06)

Canadian Imperial Bank of Commerce	18.87% (original Commitment $37,735,849.06)

ING Capital LLC	18.87% (original Commitment $37,735,849.06)

Bank of Montreal	12.58% (original Commitment $25,157,232.70)

Royal Bank of Canada	12.58% (original Commitment $25,157,232.70)

The Toronto-Dominion Bank	12.58% (original Commitment $25,157,232.70)

National Bank of Canada	5.66% (original Commitment $11,320,754.72)